Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 30, 2013

Registration No. 333-183526

Supplementing the Preliminary

Prospectus Supplement dated May 30, 2013

and Prospectus dated August 24, 2012

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated May 30, 2013 to the prospectus dated August 24, 2012.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	4.500% Senior Notes due 2023

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings (Moody’s / S&P):	Baa2 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	May 30, 2013

Settlement Date:	June 6, 2013 (T+5)

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2013

Size:	$300,000,000

Maturity:	June 15, 2023

Benchmark Treasury:	1.750% U.S. Treasury due May 15, 2023

Benchmark Treasury Price and Yield:	96-24 / 2.114%

Spread to Benchmark Treasury:	+240 basis points

Yield to Maturity:	4.514%

Coupon (Interest Rate):	4.500% per annum

Price to Public:	99.887% of principal amount, plus accrued interest from June 6, 2013

Net Proceeds:	$297,711,000 (before other expenses associated with the transaction)

Use of Proceeds:

The Issuer estimates that the net proceeds from the offering will be approximately $297.2 million after payment of the underwriting discount and other estimated offering expenses payable by the Issuer. The Issuer expects to use the net proceeds from the offering to repay amounts outstanding under its revolving credit facility, to redeem some or all of its outstanding 7% series C cumulative redeemable preferred shares of beneficial interest with an aggregate liquidation preference of approximately $167.5 million and for general business purposes, which may include funding hotel renovations or rebranding costs and potential future acquisitions. Pending such application, the Issuer may invest the net proceeds in short term investments, some or all of which may not be investment grade rated.

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the notes are redeemed on or after December 15, 2022, the make-whole amount will be zero.

CUSIP / ISIN:	44106MAR3 / US44106MAR34

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Wells Fargo Securities, LLC

Joint Lead Managers:	BBVA Securities Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Regions Securities LLC

Co-Managers:	BB&T Capital Markets, a division of
BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
Santander Investment Securities Inc.
SMBC Nikko Capital Markets Limited
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus dated August 24, 2012 and a preliminary prospectus supplement dated May 30, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; UBS Securities LLC toll-free at (877) 827-6444 (ext. 561-3884); or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.